HORACE MANN MUTUAL FUNDS

WRITTEN INSTRUMENT CHANGING NAME OF TRUST

The undersigned, the Trustees of Horace Mann Mutual Funds, a Delaware statutory trust (the “Trust”), pursuant to Section 1.1 of Article I of the Declaration of Trust, do hereby change the name of the Trust from “Horace Mann Mutual Funds” to “Wilshire Variable Insurance Trust” effective 30 September 2004.

IN WITNESS WHEREOF, the undersigned have this 24th day of September, 2004 signed these presents, in one or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same document.

A. Thomas Arisman	Harriet A. Russell

Roger A. Formisano	George J. Zock

Richard A. Holt